UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2026

Paul Bolno
Chief Executive Officer
Wave Life Sciences Ltd.
7 Straits View #12-00
Marina One East Tower
Singapore 018936

**Re: Wave Life Sciences Ltd.**
**Preliminary Proxy Statement on Schedule 14A**
**Filed April 15, 2026**
**File No. 001-37627**

Dear Paul Bolno:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark M. Bekheit, Esq.